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                                                                      EXHIBIT 30

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                       INTEROIL CONTRACTS DRILLING RIG FOR
                 STERLING MUSTANG PROSPECT IN PAPUA NEW GUINEA

         SEPTEMBER 23, 2003 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with operations in Papua New Guinea announced today it has accelerated its drilling program currently underway in Papua New Guinea. This follows the recently completed private placement of common shares for C$68,750,000 (US$48,950,000 or A$75,725,650) with
Institutional Investors in the United States and Canada. InterOil plans to accelerate the drilling and exploration program as follows:

         - The company has contracted the Simmons Rig #3, a heli-portable conventional oilfield rig that is currently being mobilized and is expected to commence drilling on Sterling Mustang in October 2003.

         - InterOil is in discussions to contract other rigs by year-end for drilling additional wells on other prospective structures and to drill appraisal and/or development wells as needed.

         - Testing and appraisal drilling on the Moose structure secondary target consisting of 168 meters (551 ft) of limestone is expected to follow the completion of current drilling and coring activities. This follows the encouraging 14 oil shows in the limestone section.

         - Two separate drill sites are currently being prepared to drill the first appraisal wells on the Moose structure and will enable the company to delineate the extent of the potentially productive limestone.

         Phil Mulacek, CEO of InterOil said, "We are excited to be in a position to execute and move forward with our multi-structure drilling program and better identify the value of our upstream assets for our shareholders."

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced an extensive exploration program in Papua New Guinea.

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         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION:

NORTH AMERICA                                                                                AUSTRALASIA
-------------                                                                                -----------
Gary M Duvall                                    Lisa Elliott                                Anesti Dermedgoglou
V.P., Corporate Development                      V.P., IR Counsel                            V.P., Investor Relations
InterOil Corporation                             DRG&E                                       InterOil Corporation
gary.duvall@interoil.com                         lelliott@drg-e.com                          anesti@interoil.com
Houston, TX USA                                  Houston, TX USA                             Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +1 713 529 6600                      Phone: +617 4046 4600

                              CAUTIONARY STATEMENT

         This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated. See the Company's filings with the Canadian securities regulators for additional risks and information about the Company's business.